Exhibit 99.3

Iris Energy Limited

(Formerly known as Iris Energy Pty Ltd)

Unaudited Interim Consolidated Financial Statements –
31 December 2021

Iris Energy Limited

Contents
31 December 2021

Unaudited interim consolidated statement of profit or loss and other comprehensive income	2
Unaudited interim consolidated statement of financial position	3
Unaudited interim consolidated statement of changes in equity	4
Unaudited interim consolidated statement of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

Iris Energy Limited

Unaudited interim consolidated statement of profit or loss and other comprehensive income

	Note	Three months ended 31 Dec 2021	Three months ended 31 Dec 2020	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
		A$‘000	A$‘000	A$‘000	A$‘000
Revenue
Bitcoin mining revenue		27,571	1,591	41,919	2,714

Other income	-	129	-	722

Expenses
Depreciation and amortization		(1,720)	(433)	(2,705)	(877)
Electricity charges		(3,596)	(744)	(5,792)	(1,531)
Employee benefits expense		(1,788)	(363)	(3,406)	(772)
Share-based payments expense	15	(6,795)	(186)	(9,363)	(349)
Impairment of assets		-	(475)	(488)	(576)
Loss on disposal of assets		-	-	-	(270)
Professional fees		(3,498)	(94)	(4,926)	(196)
Other expenses	4	(2,657)	(145)	(4,097)	(259)

Operating profit/(loss)	7,517	(720)	11,142	(1,394)

Finance gain/(expense), net	5	99,169	(145)	(582,642)	(205)
Interest income		-	1	-	2
Foreign exchange gain/(loss)		(3,595)	(832)	134	(630)

Profit/(loss) before income tax expense	103,091	(1,696)	(571,366)	(2,227)

Income tax expense	6	(4,320)	-	(8,588)	-

Profit/(loss) after income tax expense for the period	98,771	(1,696)	(579,954)	(2,227)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	103	(322)	767	(925)

Other comprehensive income/(loss) for the period, net of tax	103	(322)	767	(925)

Total comprehensive income/(loss) for the period	98,874	(2,018)	(579,187)	(3,152)

		Cents	Cents	Cents	Cents

Basic earnings per share	12	267.07	(8.20)	(1,996.37)	(11.00)
Diluted earnings per share	12	(94.64)	(8.20)	(1,996.37)	(11.00)

The above unaudited interim consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited

Unaudited interim consolidated statement of financial position

	Note	31 Dec 2021	30 June 2021
		A$‘000	A$‘000
Assets

Current assets
Cash and cash equivalents		351,648	52,015
Other receivables		5,627	1,059
Prepayments and other assets		10,651	864
Total current assets		367,926	53,938

Non-current assets
Property, plant and equipment	7	75,469	21,281
Right-of-use assets	8	1,377	1,874
Goodwill		885	880
Deferred tax asset		10,864	1,217
Mining hardware prepayments		225,545	100,331
Total non-current assets		314,140	125,583

Total assets		682,066	179,521

Liabilities

Current liabilities
Trade and other payables		8,278	1,494
Borrowings	9	22,325	96,033
Embedded derivatives		-	129,024
Income tax liability		9,252	711
Employee benefits		411	145
Total current liabilities		40,266	227,407

Non-current liabilities
Borrowings	9	21,742	15,812
Deferred tax liability		4,884	2,159
Total non-current liabilities		26,626	17,971

Total liabilities		66,892	245,378

Equity
Issued capital	10	1,266,912	16,057
Reserves		12,063	1,933
Accumulated losses		(663,801)	(83,847)

Total equity/(deficit)		615,174	(65,857)

Total liabilities and equity	682,066	179,521

The above unaudited interim consolidated statement of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited

Unaudited interim consolidated statement of changes in equity

	Issued		Accumulated	Total equity
	capital	Reserves	Losses
	A$‘000	A$‘000	A$‘000	A$‘000

Balance at 1 July 2020	16,057	19	(3,314)	12,762

Loss after income tax expense for the period	-	-	(2,227)	(2,227)
Other comprehensive loss for the period, net of tax	-	(925)	-	(925)

Total comprehensive loss for the period	-	(925)	(2,227)	(3,152)

Transactions with owners in their capacity as owners:
Share-based payments (note 15)	-	349	-	349
Capital raise cost adjustment	36	-	-	36

Balance at 31 December 2020	16,093	(557)	(5,541)	9,995

	Issued		Accumulated	Total equity/ (deficit)
	capital	Reserves	Losses
	A$‘000	A$‘000	A$‘000	A$‘000

Balance at 1 July 2021	16,057	1,933	(83,847)	(65,857)

Loss after income tax expense for the period	-	-	(579,954)	(579,954)
Other comprehensive income for the period, net of tax	-	767	-	767

Total comprehensive income/(loss) for the period	-	767	(579,954)	(579,187)

Transactions with owners in their capacity as owners:
Issue of ordinary shares (note 10)	303,692	-	-	303,692
Share-based payments (note 15)	-	9,363	-	9,363
Conversion of hybrid financial instruments (note 10)	946,918	-	-	946,918
Share-based payments, prepaid in advance (note 10)	245	-	-	245

Balance at 31 December 2021	1,266,912	12,063	(663,801)	615,174

The above unaudited interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited

Unaudited interim consolidated statements of cash flows

	Note	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
		A$‘000	A$‘000
Cash flows from operating activities
Receipts from Bitcoin mining activities		41,919	2,607
Payments for electricity, suppliers and employees (inclusive of GST)		(27,081)	(2,606)

		14,838	1
Other income received		-	204
Interest paid		(1,840)	(84)

Net cash from operating activities		12,998	121

Cash flows from investing activities
Payments for property, plant and equipment	(25,638)	(3,304)
Payments for mining hardware prepayments	(131,265)	(8,986)
Proceeds from deposits	-	158
Borrowings repaid relating to business combinations	-	(2,859)
Insurance recoveries relating to property, plant and equipment	-	518

Net cash used in investing activities	(156,903)	(14,473)

Cash flows from financing activities
Net proceeds from issue of ordinary shares	10	297,475	-
Net proceeds from hybrid financial instruments		145,268	28,876
Proceeds from borrowings		-	2,225
Repayment of borrowings		(1,559)	-
Repayment of lease liabilities		(59)	-

Net cash from financing activities		441,125	31,101

Net increase in cash and cash equivalents	297,220	16,749
Cash and cash equivalents at the beginning of the period	52,015	2,849
Effects of exchange rate changes on cash and cash equivalents	2,413	(26)

Cash and cash equivalents at the end of the period	351,648	19,572

The above unaudited interim consolidated statement of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 1. General information

These unaudited interim consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the period (collectively the ‘Group’). The unaudited interim consolidated financial statements are presented in Australian dollars (‘A$’), which is the Company’s functional and presentation currency.

Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 21, 60 Margaret Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group completed an initial public offering (‘IPO’) on 17 November 2021 with the Group’s ordinary shares listed on Nasdaq under the trading ticker IREN. The IPO was led by lead book-runners J.P. Morgan, Cannaccord Genuity and Citigroup and raised total gross proceeds of US dollar (‘US$’) 231.5 million.  The Group is a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure powered by abundant and/or under-utilized renewable energy.

The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 10 February 2022. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.

Note 2. Significant accounting policies

These unaudited interim consolidated financial statements for the periods ended 31 December 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2021.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Reverse share split
On November 4, 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 2. Significant accounting policies (continued)

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s unaudited interim consolidated financial statements.

Going concern

The Group has determined there is material uncertainty that may cast doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated interim financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business and securing additional capital.

Since inception of the Company in November 2018, the Group has raised over A$670 million including the recent IPO which raised A$297.5 million, net of underwriting fees.

The ability of the Group to continue as a going concern depends upon the Group maintaining sustained positive free operating cash flows and securing additional capital to fund the contracted mining hardware purchases and infrastructure spend, as part of its growth plan. There are other risks and uncertainties affecting the Group’s operations including, but not limited to, the viability of the economics of Bitcoin mining and the ability to execute its business plan.

For the six months ended 31 December 2021, the Group generated positive operating cashflows of A$13 million (31 December 2020: A$0.1 million) and had net current assets of A$327.7 million (30 June 2021: net current liabilities of A$173.5 million) with net assets of $615.2 million (30 June 2021: net liabilities of A$65.9 million). For the six months ended 31 December 2021, the Group incurred a loss after tax of A$580 million (31 December 2020: A$2.2 million), this loss included a A$540.9 million fair value loss on hybrid instruments which converted to equity on 16 November 2021.

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A significant decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued operational efficiency, revenue growth, improving overall mining profit, managing operating and capital expenditure and working capital requirements, and securing additional financing, as needed. The Group is also in a position to wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due, are therefore dependent upon a number of factors which have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group and the ability of the Group to achieve its growth plans. The key assumptions include:

●	the Bitcoin price remaining at a level higher than prior financial years and a lag in global hashrate, thereby contributing to sustained forecast positive free cash flow; and

●
the Group’s contracted mining hardware purchases and infrastructure spend will be funded by a combination of available cash (A$351.7 million as at 31 December 2021), operating cashflow and additional financing. Of the total contracted mining hardware purchases, US$326.7 million (A$450 million) is due to be paid before 31 December 2022, with a further US$172.4 million (A$237.5 million) due in 2023 giving a total contracted mining hardware purchases of US$449.1 million (A$687.5 million) (including estimated shipping and provincial sales tax) as at 31 December 2021.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 3. Operating segments

Identification of reportable operating segments
The Group operates primarily within one operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the Executive Leadership Team, which is made up of the Executive Directors and their Executive Officers (who are identified as the Chief Operating Decision Makers ‘CODM’) on the performance of the Group as a whole.

Unless stated otherwise, all amounts reported to the Board of Directors are determined in accordance with accounting policies that are consistent with those adopted in these unaudited interim consolidated financial statements. The information reported to the CODM is on a monthly basis.
The CODM uses ‘EBITDA’ and ‘Adjusted EBITDA’ as a metric that is useful for assessing its operating performance before the impact of non-cash and other items.
EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.
Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 3. Operating segments (continued)

	Three months ended 31 Dec 2021	Three months ended 31 Dec 2020	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
	A$‘000	A$‘000	A$‘000	A$‘000

Bitcoin mining revenue	27,571	1,591	41,919	2,714
Electricity and other site costs(1)	(4,189)	(935)	(6,865)	(1,913)
Other corporate costs	(3,640)	(886)	(7,579)	(1,691)
Adjusted EBITDA	19,742	(230)	27,475	(890)

Add/(deduct):
Other income	-	129	-	722
Foreign exchange gain/(loss)	(3,595)	(832)	134	(630)
Non-cash share-based payments expense – founders(2)	(6,223)	(186)	(7,103)	(349)
Non-cash share-based payments expense – executives(3)	(573)	-	(2,261)	-
IPO one-off expenses	(3,709)	-	(4,264)	-

EBITDA	5,642	(1,119)	13,981	(1,147)

Non-cash fair value gain/(loss) and interest expense on hybrid financial instruments(4)	100,675	-	(579,975)	(121)
Other finance expense	(1,506)	(145)	(2,667)	(84)
Interest income	-	1	-	2
Depreciation	(1,720)	(433)	(2,705)	(877)

Profit/(loss) before income tax expense	103,091	(1,696)	(571,366)	(2,227)

Income tax expense	(4,320)	-	(8,588)	-

Profit/(loss) after income tax expense for the period	98,771	(1,696)	(579,954)	(2,227)

(1) Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
(2) Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO resulting in A$1.77m expense recorded during the three months ended 31 December 2021. No further amortization will be recorded in relation to these price target options.  (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO with an expense of A$4.45m recorded in the 3 months ended 31 December 2021. These long-term options are currently “out of the money” with an exercise price of US$75 and initial share price vesting conditions of US$370, US$650, US$925 and US$1,850 for each tranche granted. See note 15 of the 31 December 2021 interim financial statements for further information.
(3) Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
(4) Includes fair value losses recorded on SAFE, convertible notes and associated embedded derivatives that were converted into ordinary shares upon the Group’s listing on the Nasdaq.  The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of US$28. All of these instruments converted to ordinary shares on 16 November 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 5 of the 31 December 2021 interim financial statements for further information.

Note 4. Other expenses

	Three months ended 31 Dec 2021	Three months ended 31 Dec 2020	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
	A$‘000	A$‘000	A$‘000	A$‘000

Insurance	1,344	49	1,520	110
Marketing expenses	90	-	181	-
Short-term office rental	41	21	100	36
Site expenses	195	9	516	24
Donations	59	-	610	-
Filing fees	588	-	588	-
Other expenses	340	66	582	89

Other expenses	2,657	145	4,097	259

During the six months ended 31 December 2021, the Group made a donation of C$0.5 million (A$0.5 million) to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in British Columbia, Canada.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 5. Finance (gain)/expense

	Three months ended 31 Dec 2021	Three months ended 31 Dec 2020	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
	A$‘000	A$‘000	A$‘000	A$‘000

Interest expense	1,097	24	1,847	84
Interest expense on hybrid financial instruments	18,490	121	37,307	121
Interest expense on lease liabilities	34	-	68	-
Amortization of capitalized borrowing costs	1,667	-	2,478	-
Loss/(gain) on embedded derivatives held at fair value through profit or loss	(120,457)	-	540,942	-

Finance (gain)/expense	(99,169)	145	582,642	205

Note 6. Income tax expense

	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
	A$‘000	A$‘000

Numerical reconciliation of income tax expense and tax at the statutory rate
Profit/(loss) before income tax expense	(571,366)	(2,227)

Tax at the statutory tax rate of 30% (2020: 26%)	(171,410)	(579)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	177,140	277

	5,730	(302)
Current year tax losses not recognized	2,502	285
Difference in overseas tax rates	356	17

Income tax expense	8,588	-

	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020
	A$‘000	A$‘000

Income tax expense
Current tax	9,239	-
Deferred tax	(651)	-

Income tax expense	8,588	-

Note 7. Property, plant and equipment

	31 Dec 2021	30 June 2021
	A$‘000	A$‘000

Non-current assets
Land - at cost	1,760	536

Buildings - at cost	11,901	4,689
Less: Accumulated depreciation	(577)	(309)
	11,324	4,380

Plant and equipment - at cost	4,351	3,798
Less: Accumulated depreciation	(338)	(209)
	4,013	3,589

Mining hardware - at cost	40,393	7,275
Less: Accumulated depreciation	(3,855)	(1,577)
Less: Impairment	-	(462)
	36,538	5,236

Assets under construction - at cost	21,834	7,540

	75,469	21,281

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 7. Property, plant and equipment (continued)

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Assets under construction	Total
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000

Balance at 1 July 2021	536	4,380	3,589	5,236	7,540	21,281
Additions	1,230	601	535	33,724	20,730	56,820
Exchange differences	(6)	58	18	(149)	116	37
Transfers in/(out)	-	6,552	-	-	(6,552)	-
Depreciation expense	-	(267)	(129)	(2,273)	-	(2,669)

Balance at 31 December 2021	1,760	11,324	4,013	36,538	21,834	75,469

Note 8. Right-of-use assets

	31 Dec 2021	30 June 2021
	A$‘000	A$‘000

Non-current assets
Land - right-of-use asset	1,411	1,403
Less: Accumulated depreciation	(34)	(10)
	1,377	1,393

Prepaid hosting fees right-of-use asset	595	574
Less: Accumulated depreciation	(107)	(93)
Less: Impairment	(488)
	-	481

	1,377	1,874

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Prepaid hosting fee A$‘000	Land A$‘000	Total A$‘000

Balance at 1 July 2021	481	1,393	1,874
Exchange differences	19	8	27
Impairment of assets	(488)	-	(488)
Depreciation expense	(12)	(24)	(36)

Balance at 31 December 2021	-	1,377	1,377

The prepaid hosting fee right-of-use asset for a facility based in USA has been impaired as the Group is focused on executing its strategy to build, own and operate data centers.

The land right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 9. Borrowings

	31 Dec 2021	30 June 2021
	A$‘000	A$‘000

Current liabilities
Mining hardware finance	23,811	9,566
Capitalized borrowing costs - mining hardware finance	(1,494)	(1,491)
SAFE	-	4,175
Convertible notes	-	84,995
Capitalized borrowing costs - convertible notes	-	(1,219)
Lease liability	8	7

	22,325	96,033

Non-current liabilities
Mining hardware finance	21,472	16,278
Capitalized borrowing costs - mining hardware finance	(1,073)	(1,807)
Lease liability	1,343	1,341

	21,742	15,812

	44,067	111,845

Mining hardware finance
The Group has entered into equipment finance and security agreements pursuant to which an equipment financier has agreed to finance the purchase of various mining hardware that have been delivered or yet to be delivered. These facilities carry an annual contractual interest rate of 12% and are denominated in United States dollars. The facilities are repaid through blended monthly payments of interest and principal with the final payment due to the financier on 25 September 2023.

Convertible notes issued on 8 October 2021
The Group issued convertible notes with a total face value of US$111.5 million (A$154.7 million) on 8 October 2021. These notes were issued at an interest rate of 12% per annum and converted to ordinary shares at the same time as the existing convertible instruments on 16 November 2021 ahead of the IPO.

SAFE and Convertible notes
All SAFE and convertible note instruments issued by the Group converted to ordinary shares on 16 November 2021 immediately prior to the Company’s Nasdaq IPO on 17 November 2021. See note 10 for further details.

Lease liabilities
The Group’s lease liability relates to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 10. Issued capital

	31 Dec 2021	30 June 2021	31 Dec 2021	30 June 2021
	Shares	Shares	A$‘000	A$‘000

Ordinary shares - fully paid and unrestricted	53,028,867	19,828,593	1,266,912	16,057

Movements in ordinary share capital

Details	Date	Shares	A$‘000

Opening balance as at	1 July 2021	19,828,593	16,057
Conversion of hybrid financial instruments	16 November 2021	24,835,118	946,918
Ordinary shares issued (IPO)	17 November 2021	8,269,231	319,865
Share-based payments, prepaid in advance	31 December 2021	95,925	245
IPO capital raise costs, net of tax		-	(16,173)

Closing balance as at	31 December 2021	53,028,867	1,266,912

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Conversion of hybrid financial instruments
On 16 November 2021, immediately prior to the IPO on Nasdaq, all hybrid financial instruments (convertible notes and simple agreement for future equity ‘SAFE’) converted to equity in accordance with the underlying deeds. 24,835,118 ordinary shares were issued to noteholders on conversion of these instruments resulting in a corresponding increase in issued capital of $946.9 million (based on a conversion share price fair value of US$28 (A$36.13) on 16 November 2021. As at 31 December 2021, there are no outstanding convertible instruments issued by the Group.

Initial Public offering
The Company listed its 55,036,108 ordinary shares on Nasdaq as part of an IPO on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of US$28.00 (A$38.68). Total proceeds (net of underwriting fees) of A$297.5 million were raised by the Group as part of this offering.

Share-based payments, prepaid in advance
During the financial year ended 30 June 2020, the Company issued 95,925 restricted share-based payments, prepaid in advance. The restrictions on these shares expired on 31 December 2021 with the corresponding liability converting to equity. As at 31 December 2021, there are no restricted share-based payments, prepaid in advance.

Loan-funded shares
Note there are 2,007,241 restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the restricted shares) is 55,036,108 as at 31 December 2021.

Note 11. Dividends

There were no dividends paid, recommended or declared during the current or previous period.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 12. Earnings per share

	Three months ended 31 Dec 2021	Three months ended 31 Dec 2020
	A$‘000	A$‘000

Profit/(loss) after income tax for the three months ended	98,771	(1,696)
Adjustment for fair value gain on hybrid instruments	(158,181)	-
Adjustment for interest expense on hybrid instruments	12,076

Loss after income tax used in calculating diluted earnings per share	(47,334)	(1,696)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	36,983,276	20,671,427
Adjustments for calculation of diluted earnings per share:
Options over ordinary shares	3,734,377	-
Convertible notes	9,297,007	-

Weighted average number of ordinary shares used in calculating diluted earnings per share	50,014,660	20,671,427

	Cents	Cents

Basic earnings per share for the three months ended	267.07	(8.20)
Diluted earnings per share for the three months ended	(94.64)	(8.20)

	Six months ended 31 Dec 2021	Six months ended 31 Dec 2020

Profit/(loss) after income tax for the six months ended	(579,954)	(2,227)

Loss after income tax used in calculating diluted earnings per share	(579,954)	(2,227)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	29,050,364	20,250,010

Weighted average number of ordinary shares used in calculating diluted earnings per share	29,050,364	20,250,010

	Cents	Cents

Basic earnings per share for the six months ended	(1,996.37)	(11.00)
Diluted earnings per share for the six months ended	(1,996.37)	(11.00)

For the six months ended 31 December 2021, 4,867,489 restricted shares and options (31 December 2020:1,924,261) have been excluded from the diluted earnings per share calculations as they are anti-dilutive.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 13. Contingent liabilities

There were no contingent liabilities as at 31 December 2021 and 30 June 2021.

Note 14. Commitments

As at 31 December 2021, the Group had hardware purchase commitments of A$687.5 million (includes estimated shipping and provincial sales tax) (30 June 2021: A$208.9 million) which are payable in installments from January 2022 to October 2023. The committed amounts are payable as set out below:

	31 Dec 2021	30 June 2021
	A$‘000	A$‘000

Amounts payable within 12 months of balance date	449,957	197,796
Amounts payable after 12 months of balance date	237,512	11,147

Total commitments	687,469	208,943

Note 15. Share-based payments

There Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group’s Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable. The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group’s board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of A$5.0005 with an expiration date of 20 December 2025. All ‘Executive Director Liquidity and Price Target Options’ vested on completion of the IPO on 17 November 2021 in accordance with the following vesting thresholds:

●	If the liquidity price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$7.00: 300,000 options vest.

●	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$9.00: 300,000 options vest.

●	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$11.00: 400,000 options vest.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 15. Share-based payments (continued)

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, ‘Distribution’) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital. As at 31 December 2021, none of the 2,000,000 outstanding vested ‘Executive Director Liquidity and Price Target Options’ have been exercised.

Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Where an option holder ceases to be a Director of the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the option holder. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director.

2021 Executive Director Long-term Target Options
On 18 August 2021, the Group’s shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of US$75 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$370: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$650: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$925: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$1,850: 600,000 Long-term Target Options will vest.

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company’s capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 15. Share-based payments (continued)

Reconciliation of outstanding share options

Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price
	31 Dec 2021	31 Dec 2021

Outstanding as at 1 July 2021	4,143,412	A$4.25
Granted during the period	5,118,734	A$97.05
Forfeited during the period	(205,523)	A$11.82

Outstanding as at 31 December 2021	9,056,623	A$56.53

Exercisable as at 31 December 2021	3,351,327	A$4.13

As at 31 December 2021, the weighted average remaining contractual life of options outstanding is 9.2 years (30 June 2021: 6.8 years).

Valuation methodology
The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options and 2021 Executive Director Long-term Target Options have been measured using a Monte-Carlo simulation.  Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.

The following table list the inputs used in measuring the fair value of arrangements granted during the six months ended 31 December 2021:

Grant date	Dividend yield	Expected volatility	Risk free interest rate	Expected life (weighted average)	Grant date share price	Exercise Price	Fair value (weighted average)	Number of options granted
	%	%	%	years	A$	A$	A$

Long-term Target Options
14 Sept 2021	-	90%	1.28%	9.00	47.41	102.18	33.13	4,800,000
Employee Option Plan 28 July 2021	-	90%	0.15%	7.00	47.35	11.95	42.33	89,541
20 October 2021	-	90%	0.15%	7.00	46.51	48.72	35.42	53,223
NED Option Plan 28 July 2021	-	90%	0.15%	6.58	47.35	11.95	42.00	161,707
21 October 2021	-	90%	0.15%	7.00	46.44	48.64	35.36	14,266

The share-based payment expense for the three months ended 31 December 2021 was A$6,795,000 (31 December 2020: A$186,000).

The share-based payment expense for the six months ended 31 December 2021 was A$9,363,000 (31 December 2020: A$349,000).

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 16. Related party transactions

Significant Transactions with key management personnel

On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company’s shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).

Changes in key management personnel

There have been a number of strategic appointments made to key management personnel during the period including:

●	Effective 1 September 2021, Joanna Brand commenced her role as the Group General Counsel and was subsequently appointed as the Company Secretary on 17 September 2021.
●	Effective 24 September 2021, David Bartholomew was appointed as a Non-Executive Director and Chairman of the Company.
●	Effective 11 October 2021, Denis Skrinnikoff commenced his role as Chief Technology Officer.
●	Effective 18 October 2021, Lindsay Ward commenced his role as President.
●	Effective 21 October 2021, Michael Alfred commenced his role as Non-Executive Director.
●	Effective 22 October 2021, David Shaw commenced his role as Chief Operating Officer.
●	Effective 24 October 2021, Paul Gordon resigned from his role as Non-Executive Director.

The table below sets out details of options to acquire ordinary shares which were granted to key management personnel during the period. The options vest in three equal tranches on the third, fourth and fifth anniversary of the executive’s employment with the Company.

Key management personnel	Grant date	Number of Options	Exercise price (A$)

David Bartholomew	28 July 2021	42,554	11.95
Paul Gordon	28 July 2021	59,575	11.95
Christopher Guzowski	28 July 2021	59,575	11.95
Joanna Brand	28 July 2021	29,289	11.95
Lindsay Ward	20 October 2021	31,670	48.72
David Shaw	20 October 2021	7,194	48.72
Denis Skrinnikoff	20 October 2021	6,334	48.72
Michael Alfred	21 October 2021	14,266	48.64

Jason Conroy served as the Chief Executive Officer of the Company from 10 May 2021 until 23 September 2021. In connection with his cessation of employment, Mr. Conroy receives (or may receive) (i) salary continuation payments for six months and, if applicable, (ii) a lump sum payment equal to 0.1% of the net proceeds of any initial public offering (‘IPO’) (converted to Australian dollars) if the IPO is completed on or before 31 December 2021 or 0.07% of the net proceeds of the IPO (converted to Australian dollars) if the IPO is completed after 31 December 2021 but on or before 30 June 2022. Mr. Conroy is subject to customary confidentiality obligations, a non-competition obligation through 30 June 2022 and a one year post-termination non-solicitation of employees and customers covenant.
During the year ended 30 June 2021, 136,171 loan-funded shares were granted to Mr. Conroy under the Employee Share Plan, all of these loan-funded shares lapsed during the period ended 31 December 2021.

Effective 24 October 2021, Paul Gordon resigned from his role as a Non-Executive Director of the Company.  Upon his resignation, 41,318 of the 59,975 Options to acquire ordinary shares granted on 28 July 2021 lapsed. The remaining 18,257 Options vested in line with the NED Option Plan.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Iris Energy Limited

Notes to the unaudited interim consolidated financial statements
31 December 2021

Note 17. Events after the reporting period

Execution of 600 megawatt connection agreement
On 21 January 2022, the Group announced it had entered into a binding connection agreement with AEP Texas Inc. (“AEP Texas”, a subsidiary of AEP) for a new 600MW specialized data center site in the renewables heavy Panhandle region of Texas, USA. The group made an initial payment of US$19.4 million (A$27.0 million) to AEP Texas on 21 January 2022 which included a refundable security deposit of US$15.5 million (A$21.6 million).

No other matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.